SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For November, 14th 2003

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes   No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.


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( BW)(ALLIANZ-AG)(ALZ) 3rd Quarter Results

    MUNICH, Germany--(BUSINESS WIRE)--Nov. 14, 2003--
                                          1.1.- 30.9.2003  1.1.-30.9.2002
Group Key Figures (in billions Euro)
Net income(1)                                       0.421          -0.924
Shareholders'equity                                  26.3            21.8
Key Figures by Lines of Business
Insurance
Statutory Premiums (2)                               64.2            61.5
Combined ratio (3)                                   96.9           106.7
Banking
Net revenues (4)                                     5.24            5.77
Net loan loss provisions                            0.715           1.836
Administrative Expenses                             4.596           5.473
Asset Management
Third party assets under management (5)               571             574

(1)'Results after goodwill, depreciation, taxes and minorities
(2)'Including premiums from investment-products in life insurance
(3)'Property&Casualty, not adjusted for extraordinary effects
(4)'Net interest income + net fee and commission income + net trading income
(5)'Asset management including unit linked business

Cautionary notes regarding forward-looking statements

All assessments are as always subject to the following cautionary statements. Cautionary Note Regarding Forward-Looking Statements:
Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic conditions, including in particular economic conditions in the Allianz Group's core business and core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels,
(vi) the extent of credit defaults (vii) interest rate levels, (viii) currency exchange rates including the Euro-U.S. Dollar exchange rate,
(ix) changing levels of competition, (x) changes in laws and regulations, including monetary convergence and the European Monetary Union, (xi) changes in the policies of central banks and/or foreign governments, (xii) the impact of acquisitions, including related integration issues, (xiii) reorganization measures and (xiv) general competitive factors, in each case on a local, regional, national and/or global basis. Many of these factors may be more likely to occur, or more pronounced, as a result of terrorist activities and their consequences. The matters discussed herein may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. The company assumes no obligation to update any forward-looking information contained herein.

   Short Name: Allianz AG
   Category Code: QRT
   Sequence Number : 12583
   Time of Receipt (offset from UTC): 20031114T062846+0000

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         ALLIANZ AKTIENGESELLSCHAFT



                                         By:    /s/ Dr. Reinhard Preusche
                                              ----------------------------------
                                              Dr. Reinhard Preusche
                                              Group Compliance



                                         By:    /s/ Dr. Giovanni Salerno
                                              ----------------------------------
                                              Dr. Giovanni Salerno
                                              Group Compliance


Date:    Novemer, 14th 2003